UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into Construction Contracts

In the end of September, 2023, Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”) entered into three construction contracts with Fujian Xinchang Construction Engineering Co., Ltd. for the purposes of establishing three new amusement parks in the south of China (collectively, the “New Amusement Parks”).

The first new amusement park, with the proposed name of “Yangming Lake Glacier Tribe Amusement Park,” will be located in Changde city, Hunan province, China. An estimated RMB180 million will be invested in the project, with completion expected by September 2024.

The second new amusement park, with the proposed name of “Seven Rainbow Park,” will be located in Anshun city, Guizhou province, China. An estimated RMB140 million will be invested in the project, with completion expected by March 2025.

The third new amusement park, with the proposed name of “Linli Jinzheng Amusement Park,” will be located in Changde city, Hunan province, China. An estimated RMB270 million will be invested in the project, with completion expected by March 2025.

The foregoing description of the contracts for the New Amusement Parks does not purport to be complete and is qualified in its entirety by reference to the full text of such contracts, copies of which are attached herewith as Exhibits 99.1, 99.2 and 99.3.

Entry into Long-term Lease Agreements

In connection with the above-mentioned construction contracts for the New Amusement Parks, Nanping Golden Heaven entered into three land lease agreements (collectively, the “Land Lease Agreements”), which provide for, among other things, the access and use of land for the New Amusement Parks.

The property for the Yangming Lake Glacier Tribe Amusement Park project is approximately 20,000 square meters. The term of the lease extends until September 30, 2033, with the right of first refusal to renew the lease, and the annual rent is set at RMB1.5 million. The lessor is Hunan Binghebuluo Technology Development Co., Ltd.

The property for the Seven Rainbow Park project is approximately 15,333 square meters. The term of the lease extends until September 26, 2033, with the right of first refusal to renew the lease, and the annual rent is set at RMB690,000. The lessor is Guizhou Anshun Qicaihong Amusement Co., Ltd.

The property for the Linli Jinzheng Amusement Park project is approximately 30,000 square meters. The term of the lease extends until September 30, 2033, with the right of first refusal to renew the lease, and the annual rent is set at RMB1.35 million. The lessor is Henan Tejia Amusement Equipment Co., Ltd.

The foregoing description of the Land Lease Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.4, 99.5 and 99.6. Golden Heaven Group Holdings Ltd. issued a press release on October 6, 2023, announcing the new amusement park projects. A copy of such press release is attached hereto as Exhibit 99.7.

Temporary Closure of Mangshi Jinsheng Amusement Park (the “Park”)

The Park is one of our existing amusement parks. The Park has been temporarily closed since September 30, 2023. Such park closure is a strategic decision, in light of the new amusement park projects, to explore the future business development of the Park. The Park may be re-opened in the future with a new business model, once the detailed plans are finalized by our management.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	English translation of Yangming Lake Glacier Tribe Amusement Park Construction Contract
99.2	English translation of Seven Rainbow Park Construction Contract
99.3	English translation of Linli Jinzheng Amusement Park Construction Contract
99.4	English translation of Yangming Lake Glacier Tribe Amusement Park Land Lease Agreement
99.5	English translation of Seven Rainbow Park Land Lease Agreement
99.6	English translation of Linli Jinzheng Amusement Park Land Lease Agreement
99.7	Press release titled “Golden Heaven Group Holdings Ltd. Announces Strategic Partnership for the Construction of Three New Amusement Parks in Southern China”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: October 6, 2023	By:	/s/ Qiong Jin
	Name:	Qiong Jin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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